EXHIBIT 12.

Statement Re Computation of Ratios

	2004	2003	2002	2001	2000
	(dollars in millions)
5-Year Ratio of Earnings to Fixed Charges:
Earnings
Earnings from Continuing Operations Before Minority Interest and Income Taxes	$4,418	$4,680	$2,748	$2,252	$5,244
Fixed Charges	369	361	420	233	148
Capitalized interest, net of amortization	(10)	(35)	(16)	(16)	(12)

Total Earnings	$4,777	$5,006	$3,152	$2,469	$5,380

Fixed Charges
Interest and debt expense	$310	$277	$364	$182	$108
Capitalized interest	10	35	16	16	12
One-third of rental expense	49	49	40	35	28

Total Fixed Charges	$369	$361	$420	$233	$148

Ratio of Earnings to Fixed Charges	12.95	13.87	7.50	10.60	36.35

E-12-1